ATTORNEYS AT LAW 1025 Thomas Jefferson Street, NW | Suite 400 West Washington, DC 20007-5208 202.965.8100 | fax 202.965.8104 www.carltonfields.com

February 22, 2023	Atlanta Florham Park Hartford Los Angeles Miami New York Orlando Tallahassee Tampa Washington, DC West Palm Beach

Via Electronic Mail and EDGAR Transmission

Mr. Sonny Oh

Senior Counsel

Division of Investment Management

Disclosure Review and Accounting Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Brighthouse Life Insurance Company

Initial Registration Statement on Form S-3 (File No. 333-268427) — Brighthouse Shield® Level Select Advisory Annuity

Dear Mr. Oh:

On behalf of Brighthouse Life Insurance Company (“BLIC” or the “Registrant”), we are responding to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) provided to us via telephone on February 15, 2023 with regard to the registration statement on Form S-3 (the “Registration Statement”) filed under the Securities Act of 1933, as amended (the “Securities Act”) with the Commission on November 17, 2022, which relates to Brighthouse Shield® Level Select Advisory Annuity, an individual single premium deferred index-linked separate account annuity contract (the “Contract”).

Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement. Page number references are to the marked copy of the prospectus included with Registrant’s correspondence submitted to the Commission via EDGAR on February 9, 2023.

For ease of reference, each of the comments of the Staff is set forth below, followed by the Registrant’s response. In cases where the Registrant’s response indicates that the Registrant has proposed revised disclosure in the Registration Statement, the marked courtesy copy of the prospectus filed herewith reflects those changes. Certain clarifying, editorial and updating changes have been made as well.

132088421.2	Carlton Fields, P.A. Carlton Fields, P.A. practices law in California through Carlton Fields, LLP.

Mr. Sonny Oh

February 22, 2023

1.	Cover Page

	Comment:	Please add disclosure to the Cover Page cautioning investors that the Registrant reserves the right to stop offering all but one Shield Option and the related consequences to investors.

	Response:	Registrant has added the following disclosure to the Cover Page near the end of the paragraph that begins with “Please read the prospectus carefully …”:

“We are not obligated to offer any one particular Shield Option, but after your Contract is issued, there will always be one Shield Option available. If we were to offer only one Shield Option, you would be limited to investing in that one Shield Option. If that Shield Option does not meet your investment objectives or financial goals, you could transfer to the Fixed Account (if available at that time and subject to applicable conditions described in the “TRANSFERS” section, including the requirement to remain invested in the Fixed Account until the Interest Rate Term End Date) or surrender your Contract. If you surrender your contract, you might incur tax penalties.”

With respect to an additional Staff comment to explain that if the contract owner were to purchase another investment vehicle, the new vehicle may have different features, fees and risks than the contract, the Registrant respectfully declines to add reference to “another investment vehicle.” This statement would be true for any investor in any particular investment upon surrender, and the Registrant does not believe that the requested disclosure is generally present in prospectuses relating to different types of investments.

2.	Risk Factors (pgs. 14-16)

	Comment:	Add a risk factor or supplement an existing risk factor regarding the risks referenced above.

Response:

Registrant has revised the existing risk factor about availability of Shield Options by replacing this disclosure — “We are not obligated to offer any one particular Shield Option, but after your Contract is issued, there will always be at least one Shield Option available. Consequently,” — with the risk factor denoted in the Registrant’s response to Comment 1 above, followed by “Similarly,”.

132088421.2

Mr. Sonny Oh

February 22, 2023

3.	Death Benefit Definition (pg. 4)

	Comment:	Please confirm the accuracy of including “and the Fixed Account” in the fourth line and in other places that the phrase is used in a similar context.

	Response:	Registrant confirms the accuracy of the referenced phrase and notes that the definition of “Account Value” includes value in both the Shield Options(s) and the Fixed Account.

4.	Key Features of the Contract – (pg. 11)

	Comment:	Please replace the current disclosure in the new line item added to the Key Features table captioned “Adjustments due to the Performance Lock Factor” with the new disclosure in the first paragraph under the caption “Performance Lock Factor” on page 43.

	Response:	The Registrant has made the requested revision.

5.	Third Party Agreement (pg. 17)

	Comment:	In the second sentence in the second paragraph, add after “instructions” at the beginning of the fourth line “from you or another authorized third party representative.”

	Response:	The Registrant will add the following disclosure:

“We will process requests for advisory fee withdrawals in accordance with instructions from you or, subject to our administrative procedures, an authorized third party representative…”

6.	Term End Date (pg. 20)

	Comment:	In the first paragraph under “Term End Date” on page 20, replace “date on which the Shield Option you are currently invested in is maturing” with “Term End Date,” if correct.

	Response:	The Registrant has made the requested revision.

7.	Term End Date (pg. 20)

	Comment:	In the first paragraph under “Term End Date” on page 20, revise the third sentence as follows: “The Notice will inform you of what your current Shield Options are, including the renewal Cap Rates and Step Rates and the interest rate for the Fixed Account.”

132088421.2

Mr. Sonny Oh

February 22, 2023

Response:

Consistent with systems capabilities, the Registrant has revised the sentence as follows: “The Notice will inform you of what your current Shield Options are and explain how you can obtain the different Shield Options available at the Term End Date, including the renewal Cap Rates and Step Rates and the interest rate for the Fixed Account.”

8.	Investment Amount (pg. 23)

	Comment:	In the first paragraph under “Investment Amount” on page 23, add the last sentence of the first paragraph to the definition of “Investment Amount with Performance Lock” to the Special Terms section.

Response:

The Registrant respectfully declines to add the requested sentence because it does not add additional definition to the term “Investment Amount with Performance Amount.” The Registrant believes that the “Special Terms” section should be limited to definitional disclosure, not additional general disclosure such as the referenced sentence.

9.	Investment Amount (pg. 23)

	Comment:	Please add the last phrase at the end of the second paragraph — “or the next Interim Value calculation” — to both definitions of Investment Amount in the Special Terms section as appropriate.

Response:

The Registrant has revised the referenced sentence in the respective definitional sections as follows: “The remaining Investment Amount after a withdrawal will be used as the new Investment Amount for the Term until the Term End Date or the next Interim Value calculation for that Shield Option.”

10.	Example 1.1A (pg. 25)

Comment:

Please revise the new lead-in sentence to the footnotes of this and other examples as follows: “The following notes to the table above provide important calculations showing how certain values are determined,” and bold this and the other lead-in sentences.

	Response:	The Registrant has revised and bolded the lead-in sentence as requested.

132088421.2

Mr. Sonny Oh

February 22, 2023

11.	General – Footnotes to the Examples (passim)

	Comment:	Please enlarge the font size of the footnotes from 8 to 10 for easier viewing.

	Response:	The Registrant has enlarged the footnote font size as requested.

12.	Interim Value Calculation (pg. 28)

	Comment:	The Staff reiterates Comment 16 from the February 9, 2023 correspondence, that the consequences of withdrawals when there has been negative index performance be disclosed in the two subsections under “Interim Value Calculation” on page 28.

	Response:	The Registrant has added the following disclosure at the end of the first paragraph of each referenced section:

“Accordingly, when negative performance has caused the Interim Value to be less than the Investment Amount, the reduction to the Shield Option is on a more than dollar for dollar basis. On the other hand, where positive performance has caused the Interim Value to be greater than the Investment Amount, the reduction to the Shield Option is on a less than dollar for dollar basis.”

13.	Examples (passim)

	Comment:	Please review the examples in the prospectus to ensure that the symbol for “divided by” doesn’t appear at the end of a line; in other words, follow the format of footnote (1) in Example 2.1B.

	Response:	The Registrant has reviewed the examples in the prospectus and made the requested revisions where necessary.

14.	Interim Value Calculation (pg. 29)

	Comment:	As follow-up to the Registrant’s response to the Staff’s prior Comment 17 relating to Example 2.1, i.e., “[t]he Staff requests that the Registrant add one more example to the prospectus showing Interim Value without Performance Lock after a withdrawal,” please include a cross-reference to Example 3A, which includes an example of “Investment Amount without a Locked Index” after a withdrawal.

	Response:	The Registrant has added the following disclosure before Example 2.1A:

132088421.2

Mr. Sonny Oh

February 22, 2023

“To see how we calculate Investment Amount without a Locked Index Value after a withdrawal, please see “WITHDRAWAL PROVISIONS” and Example 3A.”

15.	Withdrawal Provisions (pg. 34)

	Comment:	In the first paragraph under “Withdrawal Provisions” on page 34, please add a more detailed explanation to the third sentence regarding what a “proportionate reduction” means.

	Response:	The Registrant has added the following after the referenced sentence: “If you have the Return of Premium death benefit, your Purchase Payment is reduced proportionally by the percentage reduction in Account Value of the Shield Option(s) and the Fixed Account for each partial withdrawal (including any withdrawals to pay for advisory fees).”

16.	Financial Advisor Initiated Withdrawals (pg. 31)

Comment:

Under the caption “Financial Advisor Initiated Withdrawals,” with respect to the sentence beginning with “Moreover,” include an example of the consequences of taking even small withdrawals over a period of time.

	Response:	The Registrant has added the following example as requested.

“Assuming a $100,000 Purchase Payment, no growth, no losses, and no other withdrawals except annual withdrawals to pay for a 1% advisory fee, over ten years the ending Account Value would be $90,438, whereas the ending Account Value would be $100,000 without withdrawals to pay for advisory fees.”

17.	Example 3A (pg. 36)

	Comment:	Please carry over the new references to “Term Start Date” in Example 3A to Examples 3B and 3C as well.

	Response:	Example 3B already has the new reference, and the Registrant has added it to Example 3C as well.

18.	Transfers during Term (pg. 40)

	Comment:	Please add “at the Term End Date” to the end of the first sentence in the first paragraph under “Transfers during Term” on page 40. (See the first sentence in the following paragraph.)

132088421.2

Mr. Sonny Oh

February 22, 2023

	Response:	The Registrant has revised the referenced sentence as follow:

“If you make a transfer during the Transfer Period, the amount available to transfer is the Interim Value of each Shield Option which will equal the Investment Amount in that Shield Option at the Term End Date.”

19.	Compensation Paid to Selling Firms (pg. 61)

	Comment:	In the paragraph under “Compensation Paid to Selling Firms” on page 61, the Staff continues to take the position that disclosure should be added at the end of the first sentence to the effect that “because these firms have their own compensation structures.”

	Response:	The Registrant will make the requested change.

As always, we appreciate the Staff’s review of and comments on the Registration Statement. Please contact the undersigned at (202) 965-8139 with questions or comments.

Very truly yours,

/s/ W. Thomas Conner

W. Thomas Conner
Shareholder

cc:	Michele Abate, Associate General Counsel, Brighthouse Financial, Inc.

Dionne Sutton, Corporate Counsel, Brighthouse Financial, Inc.

132088421.2